EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM — (Toronto & New York)

MASONITE REPORTS THIRD QUARTER RESULTS

TORONTO, Ontario (October 20, 2004) — Masonite International Corporation today announced its results for the third quarter ended September 30, 2004. Masonite International Corporation reports in U.S. dollars.

Third Quarter Highlights

☐     Earnings per share increases 17.5%
☐     Net income increases 19.1%
☐     Sales increase 29.2% to $597.2 million
☐     EBITDA increases 23.2%
☐     EBITDA margin decreases to 13.02% from 13.66%
☐     EBIT increases 19.5%
☐     EBIT margin decreases to 10.20% from 11.02%

Nine Months Highlights

☐     Earnings per share increases 26.0%
☐     Net income increases 28.2%
☐     Sales increase 23.3% to $1.6 billion
☐     EBITDA increases 23.0%
☐     EBITDA margin decreases to 13.03% from 13.06%
☐     EBIT increases 23.0%
☐     EBIT margin decreases to 10.31% from 10.34%

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Three Months Ended

	9/30/04	9/30/03	Increase
SALES	$597.2	$462.2	29.2%
EBITDA	$77.8	$63.1	23.2%
EBIT	$60.9	$50.9	19.5%
NET INCOME	$36.7	$30.8	19.1%
EPS	$0.67	$0.57	17.5%
DILUTED EPS	$0.66	$0.56	17.9%
AVERAGE SHARES (000’s)	54,790	54,032

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Nine Months Ended

	9/30/04	9/30/03	Increase
SALES	$1,629.7	$1,321.3	23.3%
EBITDA	$212.3	$172.6	23.0%
EBIT	$168.0	$136.6	23.0%
NET INCOME	$100.6	$78.5	28.2%
EPS	$1.84	$1.46	26.0%
DILUTED EPS	$1.80	$1.42	26.8%
AVERAGE SHARES (000’s)	54,763	53,753

Sales for the three month period ended September 30, 2004 were $597.2 million, a 29.2% increase over the $462.2 million reported in the same period in 2003. For the nine months ended September 30, 2004 sales were $1,629.7 million, a 23.3% increase over the $1,321.3 million reported in the same period in 2003.

Net income for the three month period ended September 30, 2004 was $36.7 million compared to $30.8 million reported in the same period in 2003. Earnings per share were $0.67 for the three month period compared to $0.57 per share in the same period in the prior year. Net income for the nine month period ended September 30, 2004 was $100.6 million compared to $78.5 million reported in the same period in 2003. Earnings per share were $1.84 for the nine month period compared to $1.46 per share in the same period in the prior year.

Philip S. Orsino, President and Chief Executive Officer, stated, “We are very pleased with our organic sales growth of 16% in the third quarter and 14% in the first nine months of 2004. We are also pleased with the 18% growth in earnings per share in the third quarter of 2004 over the third quarter of 2003, despite the fact that margins declined. The margin decline occurred because of material, transportation and other cost increases not being offset by price increases. Also, during the quarter, the Company’s ten facilities in the areas most severely impacted by four hurricanes in the U.S. Southeast lost a number of production and shipping days. In addition, results were negatively impacted by a 25-day labor strike during the quarter at the Company’s Ontario interior door manufacturing facility. At this time, we expect an overall slight improvement in margins in the fourth quarter.”

During the quarter, the Company completed the previously announced acquisition of a 50% equity interest in a wood composite molded door facing company located in Malaysia. Also, during the quarter the Company made several small acquisitions of door manufacturing and door component facilities.

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 80 facilities in seventeen countries in North America, South America, Europe, Asia and Africa and has approximately 14,000 employees. The Company sells its products to customers in over 50 countries.

This press release and other written reports and oral statements made by the Company may include forward-looking statements, all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as “expects”, “plans”, “will”, “estimates”, “intends”, “forecasts”, “projects” and other words of similar meaning, or by the fact that they do not relate strictly to historical or current facts. These statements are likely to address, but may not be limited to, the Company’s growth strategy and financial results. Readers must carefully consider any such statements and should understand that many factors could cause actual results and developments to differ materially from the Company’s forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other known and unknown risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; commitments; new services; retention of key management personnel; environmental and other government regulation; and other factors. No forward-looking statement can be guaranteed and actual future results may vary materially. The Company disclaims any responsibility to update these forward-looking statements.

This press release contains non-GAAP measures. Securities regulators require that corporations caution readers that these terms do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Increasingly, the investment and banking industries calculate and analyze the performance of a company using measurements such as debt-to-equity ratio, EBITDA, EBIT and earnings measures excluding non-recurring items. In this press release EBITDA is defined as earnings before depreciation and amortization; other (income) expense; interest; income taxes; and non-controlling interest, EBIT is defined as earnings before other (income) expense; interest; income taxes; and non-

controlling interest. EBITDA and EBIT margin are defined as EBITDA and EBIT divided by sales, respectively.

For more information contact:

Mr. Paul Bernards
Executive Vice President and
Chief Financial Officer
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
Period of nine months ended September 30
(In thousands of U.S. dollars except per share amounts)

	2004	2003
Sales	$1,629,703	$1,321,341
Cost of sales	1,276,716	1,025,880

	352,987	295,461
Selling, general and administration	140,652	122,828

Income before the undernoted	212,335	172,633
Depreciation and amortization	44,345	36,017

Income before other expense, interest and income taxes	167,990	136,616
Other (income) expense	(1,337)	399
Interest	28,871	27,129

	140,456	109,088
Income taxes	34,698	26,088

	105,758	83,000
Non-controlling interest	5,148	4,527

Net income	100,610	78,473

Earnings per share:
Basic	$1.84	$1.46

Diluted	$1.80	$1.42

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
Period of three months ended September 30
(In thousands of U.S. dollars except per share amounts)

	2004	2003
Sales	$597,169	$462,169
Cost of sales	469,283	359,034

	127,886	103,135
Selling, general and administration	50,125	40,018

Income before the undernoted	77,761	63,117
Depreciation and amortization	16,875	12,179

Income before other expense, interest and income taxes	60,886	50,938
Other (income) expense	(2,533)	69
Interest	10,968	8,863

	52,451	42,006
Income taxes	13,398	9,027

	39,053	32,979
Non-controlling interest	2,378	2,189

Net income	36,675	30,790

Earnings per share:
Basic	$0.67	$0.57

Diluted	$0.66	$0.56

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	September 30	December 31
	2004	2003
ASSETS
Cash	$125,085	$129,676
Accounts receivable	259,992	258,264
Inventories	391,197	321,145
Prepaid expenses	21,677	17,185
Current future income taxes	28,785	29,318

	826,736	755,588

Property, plant and equipment	909,323	752,110
Goodwill and other intangibles	300,475	130,475
Other assets	49,500	46,663
Long-term future income taxes	9,319	8,315

	1,268,617	937,563

	$2,095,353	$1,693,151

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank indebtedness	$19,987	$6,608
Accounts payable and accrued liabilities	329,176	301,484
Income taxes payable	37,729	27,013
Current portion of long-term debt	48,936	35,498

	435,828	370,603
Long-term debt	621,293	447,260
Long-term future income taxes	114,575	106,662
Non-controlling interest	79,132	35,986

	1,250,828	960,511

Share capital	270,966	266,870
Contributed surplus	530	191
Retained earnings	502,270	403,525
Cumulative translation adjustments	70,759	62,054

	844,525	732,640

	$2,095,353	$1,693,151

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(In thousands of U.S. dollars)

	September 30	December 31
	2004	2003
COMMON SHARES
Balance at beginning of period	$266,870	$257,325
Issued	4,590	9,545
Purchased for cancellation	(494)	—

Balance at end of period	$270,966	$266,870

CONTRIBUTED SURPLUS
Balance at beginning of period	$191	$—
Stock-based compensation awards	339	191

Balance at end of period	$530	$191

RETAINED EARNINGS
Balance at beginning of period	$403,525	$295,854
Net income	100,610	107,671
Premium paid on common shares purchased for cancellation	(1,865)	—

Balance at end of period	$502,270	$403,525

CUMULATIVE TRANSLATION ADJUSTMENTS
Balance at beginning of period	$62,054	$(738)
Unrealized gain (loss) on translation of net investments in foreign operations	8,705	62,792

Balance at end of period	$70,759	$62,054

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of nine months ended September 30
(In thousands of U.S. dollars)

	2004	2003
Cash provided by (used in) operating activities
Net income for the period	$100,610	$78,473
Depreciation and amortization	44,345	36,017
Non-controlling interest	5,148	4,527
Cash reinvested in working capital and other	(26,112)	(75,940)

	123,991	43,077

Cash provided by (used in) investing activities
Proceeds from sale of assets	9,926	2,374
Acquisitions (note 2)	(242,052)	(4,476)
Additions to property, plant and equipment	(43,636)	(37,212)
Other investing activities	(22,316)	(2,113)

	(298,078)	(41,427)

Cash provided by (used in) financing activities
Net issuance of common shares	2,231	5,767
Increase in bank and other indebtedness	13,379	7,098
Net issue (repayment) of long-term debt	147,248	(43,381)

	162,858	(30,516)

Net foreign currency translation adjustment	6,638	11,166

Decrease in cash	(4,591)	(17,700)
Cash, beginning of period	129,676	47,644

Cash, end of period	$125,085	$29,944

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended September 30
(In thousands of U.S. dollars)

	2004	2003
Cash provided by (used in) operating activities
Net income for the period	$36,675	$30,790
Depreciation and amortization	16,875	12,179
Non-controlling interest	2,378	2,189
Cash (reinvested in) from working capital and other	(19,618)	14,742

	36,310	59,900

Cash provided by (used in) investing activities
Proceeds from sale of assets	9,508	135
Acquisitions (note 2)	(56,307)	(205)
Additions to property, plant and equipment	(11,336)	(16,048)
Other investing activities	(6,791)	(2,341)

	(64,926)	(18,459)

Cash provided by (used in) financing activities
Net issuance of common shares	(1,721)	1,268
Increase (decrease) in bank and other indebtness	8,353	(26,650)
Repayment of long-term debt	(29,534)	(10,263)

	(22,902)	(35,645)

Net foreign currency translation adjustment	4,992	1,518

(Decrease) increase in cash	(46,526)	7,314
Cash, beginning of period	171,611	22,630

Cash, end of period	$125,085	$29,944

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of nine months ended September 30
(In thousands of U.S. dollars)

	2004	2003
Sales
North America	$1,307,823	$1,068,293
Europe and other	355,806	280,657
Intersegment	(33,926)	(27,609)

	$1,629,703	$1,321,341

Segment operating income
North America	$155,754	$128,441
Europe and other	38,830	30,775

	194,584	159,216

Expenses
General	26,594	22,600
Interest	28,871	27,129
Other (income) expense	(1,337)	399
Income taxes	34,698	26,088
Non-controlling interest	5,148	4,527

	93,974	80,743

Net income	$100,610	$78,473

Product line segment data

Sales:
Interior products	$995,823	$859,059
Exterior products	633,880	462,282

	$1,629,703	$1,321,341

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended September 30
(In thousands of U.S. dollars)

	2004	2003
Sales
North America	$480,581	$377,443
Europe and other	131,028	93,905
Intersegment	(14,440)	(9,179)

	$597,169	$462,169

Segment operating income
North America	$55,724	$47,684
Europe and other	14,843	10,436

	70,567	58,120

Expenses
General	9,681	7,182
Interest	10,968	8,863
Other (income) expense	(2,533)	69
Income taxes	13,398	9,027
Non-controlling interest	2,378	2,189

	33,892	27,330

Net income	$36,675	$30,790

Product line segment data

Sales:
Interior products	$339,645	$287,012
Exterior products	257,524	175,157

	$597,169	$462,169

UNAUDITED NET INCOME RECONCILIATION OF CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Period of nine months ended September 30
(In thousands of U.S. dollars)

	2004	2003
Net income based on Canadian GAAP	$100,610	$78,473
Effect of SFAS 133, net of tax	3,591	(16)

Net income based on United States GAAP	$104,201	$78,457

Earnings per share under United States GAAP:
Basic	$1.90	$1.46

Diluted	$1.86	$1.42

UNAUDITED NET INCOME RECONCILIATION OF CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Period of three months ended September 30
(In thousands of U.S. dollars)

	2004	2003
Net income based on Canadian GAAP	$36,675	$30,790
Effect of SFAS 133, net of tax	1,186	1,508

Net income based on United States GAAP	$37,861	$32,298

Earnings per share under United States GAAP:
Basic	$0.69	$0.60

Diluted	$0.67	$0.58